SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

Harry S. Pangas

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

June 18, 2015

Via Edgar

Ms. Mary A. Cole, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Harvest Capital Credit Corporation – Post-Effective Amendment No. 3 to Registration Statement on Form N-2

Dear Ms. Cole:

On June 12, 2015, we transmitted for filing on behalf of Harvest Capital Credit Corporation (the “Company”), under the Securities Act of 1933, as amended, the Company’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (the “Registration Statement”). We hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s Registration Statement a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement updates the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-198362), initially filed with the Commission on August 26, 2014, which registration statement was declared effective by the Staff on November 7, 2014, by adding the following: (i) the Company’s audited financial statements, notes to the financial statements, and related disclosure as of and for the Company’s fiscal year ended December 31, 2014; (ii) the Company’s unaudited financial statements, notes to the financial statements, and related disclosure as of and for the quarter ended March 31, 2015; (iii) disclosure regarding the Company’s January 2015 offering of its 7.00% Notes due 2020; and (iv) updated disclosure on certain other matters, including the beneficial ownership of the Company’s common stock held by the Company’s officers, directors, and principal stockholders; the increased role of a third-party valuation firm in the Company’s valuation process that commenced with valuations for the quarter ended December 31, 2014; and the agreed upon cap for the 2015 fiscal year on amounts to be paid by the Company under its administration agreement.

U.S. Securities and Exchange Commission

June 18, 2015

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas